Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 4th Floor

New York, New York 10019

January 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	MetaVia Inc.
Registration Statement on Form S-1 (Registration No. 333-292581)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, previously filed as correspondence via EDGAR on January 5, 2026, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for January 7, 2026, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this date and time.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director